SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada Enterprises

Code of Business Conduct	What we do is who we are

Our Moral Compass

© BCE Inc./Bell Canada 2004 - All Rights Reserved	November 2004

Code of Business Conduct

From the Chief Executive Officer

December 15, 2003

Bell Canada Enterprises has always had an enviable reputation for responsible and ethical business practice. In fact, our research shows that, as a symbol of Canadian corporate excellence, we are held to a higher standard of behaviour by the many people who take an interest in our affairs. That reputation is not only an advantage in the marketplace, it also means we can take great pride in the conduct of our company and its place in this country's commercial world.

A strong reputation takes many years to earn, but can be lost in seconds. In today's climate, there is a special obligation on us all - as individuals and as a team - to demonstrate every hour of every day that while we compete vigorously, we always conduct ourselves and our business in an exemplary manner.

So we cannot just read the Code and sign the compliance forms. We must live it! And apply it to every action and decision we take.

(signed) Michael J. Sabia

Michael J. Sabia
President and Chief Executive Officer, BCE Inc.
Chief Executive Officer, Bell Canada

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Table of Contents

From the Chief Executive Officer		2

A.	OUR PRINCIPLES OF BUSINESS CONDUCT	5

B.	INTRODUCTION	5
	Who it applies to	5
	Personal Integrity	5
	Our Responsibility	5
	Business Conduct Help Line	6

C.	COMPLIANCE WITH THE CODE	6
	Employees' Responsibilities	7
	Managers' Responsibilities	7
	Penalties for Violation	7

D.	CONFLICTS OF INTEREST	7
	Loans, Gifts and Entertainment	8
	Loans	8
	Gifts	8
	Entertainment	8
	Family and Personal Relationships	9
	Business Partner-Funded Incentive Programs	10
	Outside Employment, Corporate Opportunities and Other Activities	10
	Improper Influence on the Conduct of Audits	10
	Disclosure Policy	11
	Insider Trading	11

E.	CONFIDENTIALITY	12
	Business Partner Privacy	12
	Proprietary Information	13
	Use of Confidential Information	14

F.	DEALING WITH BUSINESS PARTNERS AND COMPETITORS	15
	Relations with Business Partners	15
	Selling our Products and Services	15
	Treating Competitors with Respect	15
	Obtaining Information about our Competitors	16
	When a Competitor is a Business Partner	16
	Reciprocity	16

G.	SAFEGUARDING COMPANY ASSETS	17
	Funds	17
	Books and Records	18
	Contract and Agreement Standards	18
	IS/IT and Network Security	18
	Personal Use of Company-Provided Internet Access	19
	Property	19
	Intellectual Property	20
	Visible ID	21

H.	A WORK ENVIRONMENT BASED ON TRUST AND RESPECT	21
	Diversity in the Workplace	21
	Employment Equity	21

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	Discrimination and Harassment	22
	Reasonable Accommodation	22
	Occupational Health and Safety	23
	Corporate Security – Emergency Management	23
	Alcohol, Drugs and Other Substances	24
	Involvement in a Legal Matter	24
	Employee Privacy	24
	Workplace Violence	25

I.	PROTECTING THE ENVIRONMENT	25
	Environmental policy	25
	Reporting environmental incidents	25
	Disposal of Residual Materials	26

Code of Ethics for CEO, CFO and Other Financial Officers		27
Employee annual record of review		29
Resources		30
Reference Documents		32

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A. OUR PRINCIPLES OF BUSINESS CONDUCT

As employees, officers and directors of Bell Canada Enterprises, we undertake to:

comply with applicable laws, regulations and Company policies and procedures carry out our work duties and conduct our business relationships with integrity, honesty and fairness avoid all conflicts of interest;

foster a work environment based on trust and respect for all stakeholders of the Bell Canada Enterprises community foster a work environment which encourages open communication maintain a safe and secure workplace and protect the environment sustain a culture in which ethical conduct is recognized, valued and exemplified by us all

B. INTRODUCTION

Who it applies to

The Bell Canada Enterprises Code of Business Conduct (referred to as the “Code”) provides various rules and guidelines for ethical behaviour based on Bell Canada Enterprises values, as well as applicable laws and regulations. The Code applies to all employees, officers and to directors, where applicable (collectively referred to as “employee(s)”) of BCE Inc. (“BCE”), its subsidiaries, other controlled entities and joint ventures (a “Business Unit”) that are not public companies (collectively referred to as the “Company”).

The Code lays out the minimum standards of conduct that each of BCE and its Business Units that are not public companies must abide by. Accordingly, you should read the Code in conjunction with the specific policies of your own Business Unit. It is our responsibility to become familiar with these policies and to this effect, Business Units that are not public companies are encouraged to develop their own code of conduct using this Code and make changes to: (i) make reference to specific internal policies; (ii) add example of facts or situations; (iii) add specific information that only apply to such Business Unit; or (iv) adapt the content of certain sections to better reflect the operations of the Business Unit, the whole, provided that the principles of conduct outlined in this Code are preserved. As for BCE’s Business Units that are public companies, they have their own code of conduct and, as such, are not covered by this Code. However, their code should be consistent with this Code.

The Code reinforces the Company’s commitment to customer service, its support for a working environment in which people are respected and its sensitivity to the needs of the community that it serves.

Personal Integrity

Helping the Company meet this commitment is an essential part of our job. It’s also a matter of personal integrity. Among other things, personal integrity means performing our job fully and competently in order to meet the Company’s business needs and ensure customer satisfaction. It also means being accountable for our behaviour and supporting the shared goal of all of us to uphold the values, principles and standards upon which our Company’s reputation rests.

In addition, we and our shareholders expect honest and ethical conduct in all aspect of our business. We require our principal and senior financial officers to follow the highest standards of honest and ethical conduct and as such require that they sign an additional code of ethics as a supplement to this Code. Such code of ethics may be found at the end of the Code.

Our Responsibility

Many aspects of our business are governed by particular laws, and compliance with such laws is basic to ethical conduct. Ethical behaviour, however, goes beyond compliance with the law. It involves thinking through the possible impact of our decisions on all interested parties – business partners, customers, employees and their unions, pensioners, the communities in which we live and work, suppliers, alliance partners, investors, government and shareholders – even when not required to do so from a legal or regulatory point of view.

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Although the Code lays out the fundamental principles of ethical and legal conduct, it cannot anticipate every ethical dilemma or situation we may encounter as we perform our jobs. This would be impossible given that the communications industry is evolving so rapidly and so unpredictably.

Consequently, we may often find ourselves caught in a situation or facing an ethical problem not explicitly covered in the Code. In this case, we must rely on our internal sense of what is right – our moral compass – to guide us in making the right decision.

When faced with a difficult or unclear situation, it may help to ask the following questions such as:

•	how would I feel if, rather than initiating this action, I was on the receiving end?

•	how would my business partner react if he/she knew I was breaking the rules or distorting the facts to make a sale?

•	if I do this, how will I feel afterwards? Would I want my co-workers, friends or family to find out?

•	if my actions became public, how would they be reported in the media?

Ultimately, we are all responsible for our individual actions, whether we act according to strictly defined rules or according to what we think is appropriate in a given situation. Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one – not even our manager – can force us to commit an illegal or unethical act that may damage the Company’s reputation, or our own.

We have a solid reputation for honest and ethical behaviour. We must preserve this reputation and integrity at all times. For this reason, any breach of the Code or evidence of illegal behaviour will be taken very seriously. Depending on the severity of the case, employees who have been found to breach the Code or commit an illegal act will face immediate discipline, up to and including dismissal.

Personal responsibility also means we have a duty to report illegal acts or violations of Company rules, regulations or the Code to management. Turning a blind eye to wrongdoing – in effect condoning such behaviour – is itself unethical.

Business Conduct Help Line

A Business Conduct Help Line has been set up to deal with all matters related to ethical behaviour, conflicts of interest or other topics covered in this Code

The Business Conduct Help Line can also be used to report unethical or illegal behaviour such as corporate fraud, or to raise concerns regarding the Company’s accounting, internal accounting controls or auditing matters

All inquiries will be handled in the strictest confidence, and no employee will be penalized for inquiring about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or rules violations. Furthermore, the Company will not allow retaliation for reports made in good faith

The Business Conduct Help Line may be reached at [INFORMATION INTENTIONALLY OMMITTED], no area code required or send an email to ethics@bell.ca

C. COMPLIANCE WITH THE CODE

We are all individually responsible for knowing, understanding and complying with the Code. Individual responsibility doesn’t mean, however, that we are expected to face troublesome ethical or legal questions on our own. Our colleagues and managers are there to help us, and the Company has a number of available resources to guide us through difficult situations.

All of us must uphold the Company’s high standards of ethical and professional conduct. Instilling trust, honesty and integrity into our work environment is a collective and continuing responsibility. After all, our success has always depended on the committed, combined efforts of us all. Protecting and enhancing the Company’s

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reputation requires no less of a shared commitment.

Employees’ Responsibilities

We are all required to comply with the Code and follow all Company policies and procedures. Breaching the Code and violating Company policy or procedure is serious and will result in disciplinary action, up to and including dismissal. It may also result in civil or criminal prosecution

In addition, we must:

•	perform our jobs and conduct our business affairs ethically, legally and with the utmost integrity

•	seek advice or help when faced with a difficult ethical situation

•	report any violation

Managers’ Responsibilities

In addition to their responsibilities as employees, officers and managers have a special duty to uphold the Company’s reputation for integrity, honesty and ethical conduct. This means:

•	setting an example by complying with the Code at all times, even when doing so may seem difficult, time-consuming or inexpedient

•	ensuring that all employees have access to the online Code document or a paper copy if required, and that they know, understand and comply with its provisions

•	ensuring that all employees review this Code annually and comply with the annual review process outlined on page 28

•	creating and maintaining a work environment that encourages ethical behaviour

•	fostering an environment of open communication in which problems may be raised and discussed without fear of reprisal

•	immediately reporting, to the appropriate person or department, any apparent violation of the Code or breach of Company policy

•	taking prompt and decisive disciplinary action when it has been proven that the Code has been violated

Penalties for Violation

All of us are expected to follow the Company’s policies. In addition, we must follow policies set by individual departments or business units which may supplement or complement Company-wide policies. Failure to uphold both the letter and the spirit of these policies will lead to disciplinary action, up to and including dismissal.

Disciplinary action will be taken should an employee, for example:

•	violate a Company policy or disregard proper procedures

•	ask others to violate Company policy

•	deliberately fail to report a violation, fail to report a violation promptly or withhold relevant information concerning a violation

•	fail to cooperate in the investigation of a known or suspected violation

•	take action against an employee who reports a policy violation.

D. CONFLICTS OF INTEREST

We owe our first business allegiance to the Company. This means placing the Company’s interests – including those of business partners and shareholders – before our personal interests.

A conflict arises whenever we allow, or appear to be allowing, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to the Company. We may also harm our personal reputation.

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Even if we do nothing wrong, our actions may sometimes appear to put us in a conflict of interest. This may be just as damaging as a real conflict.

Every employee holds a position of trust. With trust comes responsibility. It’s up to each of us to avoid situations that may lead to an actual or potential conflict of interest. We must not use our position to influence or bypass Company procedures for personal gain, or for the benefit of our family, friends, colleagues or anyone else.

Sometimes, it’s not easy to tell if a situation may lead to a conflict of interest. If you find yourself in this position, ask yourself the following questions:

•	am I following proper Company procedures?

•	do I stand to gain personally from my actions?

•	will my actions result in a financial or other advantage for myself, a relative or friend?

•	am I uncomfortable discussing this with my manager or fellow employees?

•	would I act differently if a friend or relative weren't involved?

If you ever have any doubts about a possible conflict, raise the matter with your manager or call the Business Conduct Help Line at [INFORMATION INTENTIONALLY OMMITTED], or send an email to ethics@bell.ca. Conflicts of interest are a serious matter – obtain the guidance you need.

Directors and officers should also consult the conflict of interest guidelines which are applicable to them. A copy of such guidelines can be obtained by contacting the Corporate Secretary’s Office.

Loans, Gifts and Entertainment

Loans

We should not accept, whether directly or indirectly, any loan or guarantee of obligations from the Company that are for our personal benefit.

Gifts

We cannot accept gifts, gratuities, or entertainment from business partners, except within limited situations. Problems arise because gifts, gratuities and entertainment may compromise – or appear to compromise – your ability to make fair, objective, business decisions.

Offering or receiving any gift, gratuity, or entertainment might be perceived to unfairly influence a business interaction and involves you in a conflict of interest situation.

For this reason we must not accept gifts and gratuities from business partners or potential business partners, except for unsolicited hospitality, gifts or mementos of nominal value that are customary and business related. It is always a good idea to review the circumstances with your manager to see if he or she agrees that the situation falls within this exception.

All other gifts must be politely returned with a note explaining the Company’s policy.

Accepting gifts having a monetary value are always prohibited – for example, gift certificates, cash, services, discounts or loans.

The Code does not change during traditional gift giving seasons and applies equally to all of us. We recognize that building relationships with business partners is an integral part of doing business. Therefore, offering and accepting reasonable hospitality may be appropriate in certain cases. You should consult your manager or call the Business Conduct Help Line when in doubt about the appropriateness of a particular situation.

Entertainment

Unsolicited business entertainment should be appropriate for the function or services you perform for the Company and clearly intended to facilitate business goals. If for example, tickets to a sporting or cultural event are offered, then the person offering the tickets must plan to attend the event as well.

As a general guideline, business entertainment in the form of meals is acceptable, as long as it is modest, infrequent, and as far as possible on a reciprocal basis. If you know that the Company would not equally reciprocate then decline the offer.

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General Guidelines

We should not:

Solicit or encourage gifts, hospitality, entertainment or any other thing for personal use; however solicitation of modest gifts or prizes for Company sponsored events which provide clear benefits to the sponsor and/or charitable organization is permitted upon approval by your manager.

Accept any gifts, entertainment or any other thing from business partners that would appear to influence your judgment or create an appearance of a conflict of interest.

We are allowed to:

Sponsor events/activities for business partners or potential business partners where the purpose is to strengthen business relationships; however it is your responsibility to know and be sensitive to the business partner’s own code of conduct on these issues.

Accept unsolicited, nominal value hospitality, gifts or mementos that are customary or business related.

There can be no “hard and fast” rules as to what is appropriate in every situation; some factors which you and your manager should consider in assessing the proper course of action include:

•	would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for the Company?

•	would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?

•	can the gift or hospitality be applied to benefit all team members rather than certain individuals?

•	would the Company, under similar circumstances, offer a similar gift or hospitality?

•	would you feel uncomfortable or embarrassed if the situation were to be reported in the media?

Family and Personal Relationships

Each of us has a variety of personal relationships involving family and friends – relationships that we keep separate from our work. Sometimes, our work and personal lives intersect, and we may find ourselves considering a business relationship with a relative, partner or close friend.

We must disclose this relationship if it compromises, or threatens to compromise, our ability to act in the Company’s best interest. Speak to your manager or the Business Conduct Help Line for further guidance. We should also be aware that bridging our personal and business lives may cause our competitors or business partners – as well as colleagues within the Company – to believe we are in a conflict of interest.

To avoid a conflict, or prevent a situation from developing into a conflict, we must inform our manager if, for example:

•	we are considering hiring a relative or friend

•	a family member or close personal friend works for a business partner or competitor

•	a relative or person with whom we have a close relationship is an executive or major shareholder in a competing company.

With the growth of new companies in the communications industry, we may also find ourselves in a close relationship (spouse, sibling, friend) with someone who works for a competitor.

If we and the other person held jobs which exposed us to a significant risk of a conflict of interest, one of us would be required to leave our position and transfer to another position within the Company. If transferring were not possible, we would have to explore alternative solutions with Human Resources. Should no alternative be found, one of us might be required to leave our Company. Whatever the solution, the situation would have to be resolved so as to eliminate the potential for a conflict of interest.

If you find yourself in a close relationship with someone who works for a competitor, consider the following:

•	what is the relationship between the Company and the competitor?

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•	what are your responsibilities as an employee and those of the person you are close to at the Company's competitor?

•	do you have access to confidential information?

•	does the person you are close to have access to confidential information?

If, after asking yourself these questions, you are concerned that you may be in a conflict of interest, speak to your manager who may ask you to complete form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.” This form MUST be sent to the Business Conduct Help Desk. For instructions please call the Business Conduct Help Line at [INFORMATION INTENTIONALLY OMMITTED], (no area code required) or send an email to ethics@bell.ca.

My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

Yes. Someone could claim that the Company is giving your partner business because you are a BCE employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be noted in form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.”

Business Partner-Funded Incentive Programs

Business partner-funded incentive programs, often offered to sales employees by business partners seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.

It’s up to the program administrator to ensure there is no conflict between the Company’s marketing strategy and the business partner’s incentive program.

Outside Employment, Corporate Opportunities and Other Activities

We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at the Company. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with the Company’s business or with our ability to fulfill our duties as employees.

Therefore:

•	you may not work for an organization that competes with the Company

•	you may not start up a business that plans to offer products and services that compete for business with those offered by the Company

•	you may not sell or promote a third party’s line of products and services if these products and services compete for business with those offered by the Company

•
you may not use the Company equipment, time, materials and facilities in paid or unpaid work for other organizations, unless specifically authorized by management (for example, to support a charitable community project)

•	you may not accept outside employment or engage in any activity if that employment or activity will prevent us from performing our job at the Company fully and competently

•
unless specifically authorized by the appropriate department responsible for government relations, you may not contribute to, or support, any political group or political activity on behalf of the Company.

To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager.

Improper Influence on the Conduct of Audits

Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing the Company’s outside auditors when the employee knows or should know that his/her

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action, if successful, could result in rendering the Company’s financial statements materially misleading.

Disclosure Policy

If you are not an authorized spokespersons, you must not respond under any circumstances (including on a “no-name basis” or “off the record” basis) to inquiries from the investment community or the media, unless specifically asked to do so by an authorized spokesperson. Any inquiries need to be immediately referred to either Bell Canada’s Communications Department or Bell Canada’s Investor Relations Department.

For further information, read the BCE Inc. and Bell Canada Disclosure Policy at http://connexions.bell.ca/cx/pub/strategicinfo/ policies/1806_disclosure_e.pdf

Insider Trading

Securities legislation imposes restrictions with respect to the purchase and sale of shares and other securities and “tipping” when a person has knowledge of information not yet known to the public and which generally could affect the market price of the securities of a given company.

You may not buy or sell securities of BCE, its subsidiaries and associated companies or any other company that is a public company, with knowledge of undisclosed material information obtained in the course of your employment, or “tip” others concerning such information. In particular, you should be careful to avoid inadvertently disclosing confidential information to spouses, family members and others who live in your households, or to business partners, friends and others as this could be considered “tipping”.

Undisclosed material information refers to information that, if disclosed, could affect the market price of a company’s securities or is likely to be considered important by investors in determining whether to buy, sell or otherwise trade in such securities. For instance, the information could be used by investors to buy, sell or otherwise trade in BCE shares, as well as the securities of third parties with which the Company has dealings.

Examples of material information would include:

•	annual and quarterly financial results

•	new products and services

•	business plans

•	Company restructuring plans

•	sales results

•	negotiations with unions

•	major management changes

•	research and development of new technology

•	confidential information provided by third parties.

It is illegal for employees or members of their immediate family to buy, sell or otherwise trade in securities on the basis of this undisclosed information.

It is illegal to pass this information on to others who may buy, sell or otherwise trade in securities.

In addition, as an employee of the Company, you may not engage in the following with respect to BCE securities or the securities of any of its affiliates: (a) short sales; (b) sale of a call option and (c) purchase of a put option.

Short selling means selling shares you do not currently own and borrowing a third party’s shares in order to make delivery, the whole in expectation that the shares will decrease in value when you will buy back the shares and return them to the owner. Such process is subject to undue speculation and abuse and is therefore prohibited.

Puts and calls are also subject to the same abuse and therefore similar restrictions also apply to the sales of call options and purchases of put options in respect of securities of BCE and its affiliates. For the purposes hereof, a “call” can be defined as an option to demand delivery of a specified number or amount of securities at a fixed price within a specified time but does not include an option or right to acquire securities of BCE or its affiliates where such were granted by BCE or its affiliates (such as pursuant to BCE Long-Term Incentive (stock option) Programs). A “put” can be defined as an option to deliver a specified number or amount of securities at a fixed price within a specified time.

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In summary, you cannot sell short securities of BCE or its affiliates, and you may not sell call options or buy put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.

For further information, read the BCE Insider Trading Guidelines

To obtain a copy of such policy, please contact Bell Corporate Secretariat’s Office (corporate.secretariat@bell.ca)

I overheard a conversation between two other Vice-Presidents regarding BCE’s plans to acquire a minority stake in a company that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

No. Although you found out about BCE’s planned acquisition by accident, you are prohibited from buying shares by virtue of the fact that you are an employee. You cannot suggest to your spouse that she buy shares because you would be divulging material non-public confidential information to someone outside the Company for personal gain or the gain of someone else. However, you and your spouse will be able to buy shares when BCE’s stake in the software company becomes public.

E. CONFIDENTIALITY

We should maintain the confidentiality of information entrusted to us by the Company or its business partners, except when disclosure is authorized or legally mandated. We should consider all non-public information to be confidential. Even seemingly mundane information might be of use to competitors, or harmful to the Company or its business partners, if disclosed.

We must not disclose confidential information acquired through our jobs to anyone outside the Company, whether it concerns our business partners, other employees or the Company as a whole. In addition, we must not share such information with fellow employees, unless they have a legitimate need to know.

For more information on Classification of information, please refer to the Policy on Information Classification at: http://security.intranet.bell.ca/infosec/polframe/policies/policy-5.2.html.en

Employees should be aware of the growing trend of Identity Theft, which involves stealing the identity of another person – or in some cases businesses – as a means to commit other crimes. It is vital to protect the confidentiality of our customers’ information. Its intentional or unintentional disclosure could be used for the financial gain of another at the unbeknownst expense of our customers.

Recording, releasing or disclosing private customer information for personal gain or the benefit of another will result in immediate discipline up to and including termination, and may include criminal charges.

Should further assistance be required, please consult the Corporate Security website at: http://security.intranet.bell.ca/investigations/index.html.en

Business Partner Privacy

The Company has long been committed to maintaining the accuracy, confidentiality, security and privacy of business partner and employee information. This is reflected in existing privacy and confidentiality provisions found in various Company policies and guidelines. (Employee privacy is discussed on p. 24).

In doing business, we acquire residential and business information about our business partners. We collect this information only for lawful purposes related to the provisioning of services and products by the Company, and may use the information only for the purposes for which it was collected and that the business partner would reasonably expect.

We are required to comply with the Personal Information Protection and Electronic Documents Act, a federal law that requires us to identify the purposes for which we collect personal information, and obtain the consent of our

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business partners before collecting, using or disclosing this information. Personal information means any information about an identifiable individual.

Subject only to certain narrow exceptions, this law also requires us to provide business partners with access to all personal information about them that we may hold. This includes records such as business partner care logs and notes. Accordingly, we should avoid non-factual entries or inappropriate language or comments. In creating such records, employees should keep in mind that the records might later be read by the business partner in question.

All information kept by the Company about its residential and business customers is confidential and cannot be divulged or used, directly or indirectly, except for business purposes

Unless a business partner provides explicit consent, or the Company is required to do so by law, the Company may not disclose a business partner’s confidential personal and business information to anyone other than:

•	the business partner

•	a person whom the Company reasonably believes is acting on behalf of the business partner (for example, the executor of a business partner’s estate)

•
another telephone company, for the purpose of providing the business partner with efficient and cost-effective telephone service, where the information is required only for that purpose and will be kept confidential (for example, the exchange of call detail information for the settlement of interprovincial toll calls)

•
a company, for the purpose of supplying the business partner with telephone or telephone-directory related services, where the information is required only for that purpose and will be kept confidential (for example, a firm retained by the Company to do telephone installation on its behalf)

•
an agent retained by the Company to evaluate the business partner’s creditworthiness or to collect the business partner’s account, where the information is required for and will be used only for, that purpose; and

•	a public authority, if there is imminent danger to life or property which could be avoided or minimized by disclosure of the information.

It is important to note that the Company’s liability for damages for improper disclosure of confidential information may be unlimited.

The unlawful interception of a private communication is a criminal offence. An employee may intercept a private communication only when such interception is necessary for the purpose of providing the service, to perform quality control checks in the course of service monitoring, to protect the company's rights or property or when authorized by law. (Ref. Criminal code of Canada Art. 184.(1), (2))

Maintaining business partner privacy is also crucial when dealing with contracts, proposals and quotations. We must be vigilant in ensuring that:

•
we do not share business partner information – such as business plans, names of telecom representatives or information of a sensitive nature – with other employees servicing a similar market segment (for example, the banking industry). By doing so, we may inadvertently divulge information about a business partner to that business partner’s competitor

•
unless a business partner provides explicit consent, we do not share information about business partner with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations.

Proprietary Information

Many Company documents and information (including confidential information) are proprietary – that is, they contain highly sensitive information critical to the conduct of the Company’s business. Information entrusted to the Company by a third party may also be identified as proprietary, confidential or secret and must be handled according to instructions provided by the

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information owner. Information of this kind must be protected against unauthorized disclosure or misuse.

Examples of proprietary information include:

•	major reorganization plans

•	rate applications

•	information about new technology

•	marketing strategies, bids and proposals

•	legal proceedings

•	business partner records

•	sensitive human resources information

•	internal audit reports and significant corporate security matters

•	training material

•	computer software programs (even routine programs).

Depending on the type of information at stake, unauthorized disclosure or misuse of proprietary information can have serious consequences for the Company: for example, the Company could be placed at a competitive disadvantage; its financial stability could be affected; it might be exposed to legal liability; or its corporate image could be compromised.

We are all responsible for protecting proprietary information, whether originated by the Company, or entrusted to the Company by a third party, by, among others:

•	classifying and marking documents with the appropriate proprietary notice

•	making sure all proprietary information, whether stored on paper, on computer or in other electronic form, is kept secure

•	avoiding unauthorized disclosure of proprietary information; for example, checking that computer terminals and telephones used to send and receive information are secure

•
avoiding the discussion of such information in public places, (including taxis, trains and airplanes) with family members or friends who might pass the information on to others deliberately or unintentionally, or with business colleagues when our conversations might be overheard. Remember that cellular telephones (when in analogue mode) do not provide a secure method of communication

•
returning all proprietary information and documents provided by the Company, including all third party information entrusted to the Company, upon termination of employment or contract, or reassignment.

Any attempt to obtain proprietary information by unauthorized means or to misuse such information should be reported to a manager immediately.

Further information may be found in the booklet “Security is Everyone’s Business or on the Corporate Security web site (http://security.intranet.bell.ca), in the following policies:

BCE IT Security Policy 5.2 Information Classification

BCE IT Security Policy 8.7.7 Voice, Fax and Video Security

How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

You should begin by asking the person who issued the document if known, as the originator is the person who must determine the classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document should be treated as Restricted until the proper classification is determined.

Use of Confidential Information

Many of us have access to confidential information which is not available to the general public, or which has not yet been made public. Using this information for purposes other than furthering the Company’s best interests is not only unethical, it may be illegal if it involves the

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disclosure of material non-public information. Using any confidential or privileged non-public information about the Company for personal purposes, or failing to safeguard such information, is strictly prohibited.

F. DEALING WITH BUSINESS PARTNERS AND COMPETITORS

To achieve a sustained and enduring competitive advantage, we must ensure that our reputation for quality, service and integrity remains unimpeachable. The best way to maintain our reputation – and strengthen our competitive advantage – is to compete fairly and vigorously while complying fully with our legal and ethical obligations. Fair competition means that we respect our business partners, competitors, agents and all alliance partners.

Relations with Business Partners

Our Company service often involves a visit to a business partner’s home or place of business. Over the years, we have acquired an enviable reputation for honesty, courtesy, integrity and respect for property in dealings with business partners. With vigorous competition in the communications marketplace, this reputation has become more valuable than ever.

Selling our Products and Services

Our business partners trust us to provide quality products and services, and be truthful when discussing our advantages and benefits. To maintain that trust:

•
we offer business partners only those services which we are legally allowed to provide, either alone or through contract with an alliance partner or agent, at approved rates and charges, where applicable

•	we sell only those products and services our business partners want and need

•	we promote our products and services accurately

•	we give business partners the straight facts about their competitive choices

•	we guide business partners into asking the right questions about their competitive options

•
we don’t offer to waive charges, cut special deals or grant discounts that are not authorized; we don’t do anything that suggests we are “buying business”. Depending on the products and services involved, this kind of behaviour could violate CRTC regulations and/or provisions of the competition law; as a result, the Company and possibly the employee might be subject to legal action.

Treating Competitors with Respect

We welcome and encourage competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.

We have a responsibility to portray our competitors fairly, accurately and without bias. Acting otherwise will result in charges of anti-competitive behaviour, and possibly in lawsuits.

Behaving competitively means that:

•	we do not portray a competitor to the public or to a business partner in an inaccurate, misleading, disparaging or unfair manner

•	we do not state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete

—
we are careful about commenting publicly, or to a business partner, on such topics as a competitor’s financial situation, business practices, management or network reliability, or foreign ownership. It is often hard to pin down the correct facts about these matters, and we can be accused of misrepresentation. The best source of information about a competitor comes from the competitor itself. If facts about a competitor are public knowledge, direct the business partner to the source of this information (i.e., newspaper report, magazine article, TV or radio news item).

•	we do not behave spitefully or disrespectfully toward a business partner who has decided to purchase a competitor’s products or services; we continue to rigorously promote and provide high-quality

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service for any other product we may supply to this business partner.

Obtaining Information about our Competitors

We have every right to gather information about the marketplace in which we operate. This includes information about our competitors, their products and services, technology, prices, advertising, and so on. However, we must only obtain this information through legal and ethical channels. Acting otherwise is against the law and may result in prosecution.

we do not engage in industrial espionage

we do not buy proprietary competitive intelligence (such as marketing plans, sales strategies, etc.)

we must never induce another employee to obtain confidential information, nor must we request or induce the employee of a competitor to provide such information.

Our business unit recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy, and he has information which would be very valuable to us. Can we ask him to disclose this information?

Absolutely not. The new employee has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect BCE’s confidential or proprietary information if you were to leave the Company. You must respect the employee’s personal integrity as well as his obligation to his former employer.

When a Competitor is a Business Partner

In our competitive environment, competitors are also our business partners. When serving business partners who are also competitors, we must keep the following points in mind:

•	we must never use information obtained as a result of providing service to the competitor in any manner which would give us an undue competitive advantage

•
employees who provide access services to competitors have a responsibility to ensure that this information is not made available to those within the Company or its affiliates who develop competitive service strategies

•	we must not disclose a business partner’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the business partner.

•
For other precautions in dealing with competitors, see Bell Canada’s Canadian Competition Law Compliance Handbook, available by calling the Business Conduct Help Line at [INFORMATION INTENTIONALLY OMMITTED], no area code required or send an email to ethics@bell.ca.

Reciprocity

Like many large corporations, we purchase goods and services from thousands of suppliers, many of whom are also our business partners. One of the most delicate questions in purchaser-supplier relationships is reciprocity – the promotion of sales through the use of purchasing power.

Reciprocity is an arrangement that both a purchaser and a supplier might be tempted to seek. For example, we, as a purchaser, might consider giving our business to a supplier who happens to be our business partner, in preference to another supplier who is a competitor’s business partner. Similarly, a supplier may demand that it get our business because it is one of our major business partners.

While we quite naturally want to do business with our business partners, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service. These criteria, rather than the simple fact a supplier is or is not our business partner, should guide our purchasing decisions.

Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons. Under certain circumstances, we may,

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for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Law Department must be consulted before all such arrangements are established.

Our department is organizing a meeting at a hotel. Due to the large size of our group, and the fact we don’t want to travel far, we’ve chosen a nearby hotel serviced by a competitor’s long distance network. Is this okay, or should we find a hotel that uses Bell Canada long distance?

It is not our policy to prohibit employees on Company business from dealing with organizations that do not use Bell Canada’s services. While we actively encourage everyone to do business with our business partners, we must ensure that this is not done at the expense of price, quality and service.

Although the hotel you’ve chosen is not a Bell Canada business partner, you were right to choose it if, in your judgment, it best meets the price-quality-service criteria you are looking for: the hotel is located close to your office, it can easily accommodate all the members of your department and, as a result, will enable your group to save both time and traveling expenses.

G. SAFEGUARDING COMPANY ASSETS

We all have a responsibility to safeguard Company assets. This is crucial to maintaining the trust and confidence of shareholders, as well as others who have a stake in the Company. The improper use and/or reporting of assets could seriously undermine the Company’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It could also constitute a criminal offense.

Each of us is accountable for the protection of the Company’s assets in our care, both physical (material, buildings, people, property, information, revenues) and logical (communications networks, information systems, intellectual property). Access to and use of these assets must be authorized, adequately controlled and based on business needs. Use for personal purposes of the Company’s assets is strictly prohibited. Each of us must also take appropriate measures to prevent losses due to wilful action by others, both outside and within the Company, which may result in personal injury, property damage, theft, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).

In the course of protecting Company assets, all employees are required to read, be aware of and comply with the BCE Security Charter and all Corporate Security policies which can be found on the Corporate Security web site http://security.intranet.bell.ca/index.html.en.

It is our duty to promptly report to Corporate Security or the Business Conduct Help Line all acts that may constitute real or suspected breaches of security.

Further information may be found on the Corporate Security web site at http://security.intranet.bell.ca/index.html.en, in the following security policies:

BCE Security Charter at: http://security.intranet.bell.ca/seccent/BCE_Security_Charter_2003-04-03.pdf

BCE IT Security Policy 3.1.1 Information Security

BCE IT Security Policy 5.1 Asset Accountability

BCE IT Security Policy 6.3 Security Incident Reporting

BCE IT Security Policy 7 Physical and Environmental Security

BCE IT Security Policy 9.1 Business Requirement for Access Control

All these policies are accessed through the Security Policy Framework site at http://security.intranet.bell.ca/infosec/polframe/policies/index.html.en

Funds

We must properly use and protect Company cash, cheques, postage, etc., and ensure that all

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expense vouchers, benefit claims and invoices are accurate and properly authorized.

We must provide receipts and/or explanations for all expenses incurred on behalf of the Company.

We must charge all transactions to the appropriate accounts. We may only use corporate credit cards, charge cards, gasoline cards and calling cards for business purposes.

We should, whenever possible, use the services of business partners with whom the Company has negotiated agreements (for example, travel agents, car-rental agencies, taxi companies, hotels, etc.).

Books and Records

The Company’s books and records contain vital information about all aspects of our operations. They form the basis upon which key decisions about the Company are made – whether internally, by Company executives and other management staff, or externally, by financial analysts, shareholders, investors, regulators, and so on.

Because they are so crucial to the proper running of our business, we must ensure that all documents, reports and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.

In preparing and maintaining our books and records, we will:

•	adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us

•	ensure that all entries are recorded accurately and on time, in the proper accounts, and are properly documented

•	record all funds, assets and transactions. We may not establish any undisclosed or unrecorded fund or assets for any purpose

•	keep books and records which reflect fairly, accurately and in reasonable detail the Company’s transactions, acquisition and disposal of assets and other relevant activities

•	sign only those documents we believe to be accurate and truthful

•
restrict access to sensitive or confidential information (such as financial records and business partner information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed

•	ensure, through an internal control process, that the Company meets its book- and record-keeping obligations.

Contract and Agreement Standards

Contracts and agreements represent some of the greatest exposures faced by the Company. They also represent a great opportunity for the Company to minimize retained risks. If you are in a position to develop or sign contracts, as per BCE’s Schedule of Authorities, you must take necessary steps to protect the interests of the Company by ensuring that the contract is reviewed by appropriate departments such as, but not limited to, Legal, Regulatory and Risk Management. The Legal, Regulatory and Risk Management contacts are available to assist you, as well as to conduct individual contract reviews at your request.

IS/IT and Network Security

Computers and computer networks have become an essential feature of our workplace. Indeed, they form the very backbone of our telecommunications network and operations infrastructure. For this reason, every effort must be made to protect the Company’s computer systems and associated software from the various threats to their security, such as accidental or deliberate destruction of data and equipment, interruption of service, disclosure of sensitive information, theft and corruption.

We must all comply with the following computer security policies:

•	access to computer systems is granted only to authorized users

•	users are responsible and accountable for their access to and use of computer systems; all access codes and passwords must be kept confidential

•	the use of the Company’s computer system or network for personal use or other non-Company purposes is strictly prohibited,

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unless a manager in direct line of authority grants permission

•	we must follow Company rules regarding the purchase and use of computer software

•
to guard against computer viruses that may damage the Company’s computer systems and jeopardize network security, we must check all new files regardless of source (e.g. e-mail attachments, internet, diskettes, etc.) with the latest version of a virus protection program

•	each of us is responsible for reporting any breach of computer security, policies and standards.

For further information, see the following policies located on the Corporate Security web site at http://security.intranet.bell.ca:

BCE IT Security Policy 3.1.1 Information Security

BCE IT Security Policy 5.1 Asset Accountability

BCE IT Security Policy 6.3 Security Incident Reporting

BCE IT Security Policy 7 Physical and Environmental Security

BCE IT Security Policy 8.3 Malicious Software

BCE IT Security Policy 9.1 Business Requirement for Access Control

BCE IT Security Policy 12.1 Legal Requirements

Personal Use of Company-Provided Internet Access

Access to the Internet is primarily provided for business purposes. However, accommodating employees’ development and awareness needs through personal use of Company-provided Internet access is also encouraged. Personal use must be reasonable, i.e. it must not impede or reduce an employee’s ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact the Company in any way. We are responsible for any of our action taken while using the Internet or e-mail and will be held accountable.

For the complete policy and important restrictions, see the “Bell Canada Internet Policy” located at address http://rhbellcanadahr.int.bell.ca and choose Your Workplace then access Internet Policy.

I’m attending an important meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My friend has the software I need to put the presentation together, and he’s offered to lend me his diskettes so I can install the program on my computer. Can I go ahead?

No. The law strictly prohibits the use of software on unlicensed computers. You must verify and respect the manufacturer’s conditions of license or agreement under which the software was acquired. By copying your colleague’s software into your computer, you may be breaking the software company’s licensing agreement as well as copyright laws, and placing the Company at risk of prosecution for copyright infringement. You should speak to your group’s computer administrator to discuss your computer needs.

Property

We must protect the physical and intellectual property of the Company and third parties from loss, damage, theft, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. We must also ensure proper business use only, of Company and third party property; use of such property for personal purposes is strictly prohibited. This applies to the Company’s property located in the office, at home or on business partners’ premises.

•	Physical property includes offices and office equipment, computers, desks, art painting, telephone equipment (both wire line and cellular/wireless), tools, vehicles, etc.

•	intellectual property refers to such things that are intangible i.e. patents, copyrights,

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moral rights, trade-marks, domain names, integrated circuit topographies, industrial designs, trade secrets, confidential information, personality rights. Intellectual Property rights reside in and protect works like know-how, business methods and processes, computer software, computer operating systems, written materials (including paper or electronic form), inventions, graphics, photographs, audiovisual works, etc. For more on inventions refer to the section titled “Intellectual Property”.

Upon termination of employment or contract, or reassignment, we must return all physical and intellectual property of the Company or entrusted to the Company still in our possession or custody.

For further information on loss, theft, damage of Company property, refer to BCE Information Technology Security Policy 7 Physical and Environmental Security available on the Corporate Security web site at security.intranet.bell.ca.

For further information on how to submit an opportunity to sell or license any BCE’s Intellectual Property to another party, refer to http://ip-group.intranet.bell.ca.

What should I do if I discover that a Company trademark has been infringed or misused?

Trade-marks, including the Company’s logo and its various trade names, are among the Company’s most valuable assets. Every employee has a responsibility to preserve, protect and enhance the value of these assets. You should immediately report any infringement or misuse of such trade-marks or trade names to the Branding and Identity Hot Line at (514)
870-2347.

For further information on proper use of trade-marks, see the Brand Intranet site at address: http://brand.intranet.bell.ca, or contact the Branding and Identity HotLine at 514-870-2347

Intellectual Property

Intellectual property is amongst the most valuable assets of the Company. Protecting our innovation and our brands enhances our competitive edge and solidifies our freedom to operate. For a definition of “Intellectual Property”, please refer to the section titled “Property”.

All inventions, works and other intellectual property rights and assets described in the previous section, conceived or made during or after working hours in the course of our employment with the Company or which are within the scope of the Company’s business interests, are rightly the exclusive property of the Company.

We are prohibited from disclosing the Company’s proprietary information and intellectual property such as trade secrets, inventions, marketing plans, etc. outside the Company without ensuring that the proper safeguards and legal documentation are in place. Failure to do so could make the Company lose its right in a trade secret or its right to file a patent for an invention.

We are prohibited from applying for a patent on our behalf or asserting other types of protection of intellectual property, such as a trade-mark, domain name, industrial design or copyright registration, in relation to an invention, work or other intellectual property that we conceived or made during or after working hours in the course of our employment with the Company, or which is within the scope of the Company’s business interests. Moreover, we should not either make use of such elements for our personal gain.

We must fully disclose to our manager and to the Intellectual Property Group all intellectual property that we conceive or make during or after working hours in the course of our employment with the Company, or which is within the scope of the Company’s business interests, to the extent required, all rights, including such intellectual property rights, in and to all such intellectual property or inventions are hereby assigned in their entirety, without limitations to the Company or BCE Inc. (or automatically owned by the Company).

All moral rights that we may have under the Copyright Act (Canada) (or any successor or similar legislation in other jurisdictions or at common law) in, or related to, the intellectual property that we conceived or made during or after working hours in the course of our employment with the Company, or which is within

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the scope of the Company’s business interests are irrevocably waived in favour of the Company and its affiliates.

You must cooperate fully in the preparation and execution of all necessary documents if the Company decides to use/sell or license any of its intellectual property assets or to apply for protection, registration or enforcement of such rights.

You may apply to be released from your obligation to assign specific intellectual property rights to the Company or BCE Inc., as determined by the BCE Intellectual Property Group. Each case will be examined on its own merit and the Company and BCE Inc. will be reasonable in this regard.

For further information on the Company’s management of Intellectual Property, refer to the “BCE Intellectual Property Policy” or to apply for Intellectual Property Awards please refer to the web site http://ipgroup.intranet.bell.ca

Visible ID

Every employee, consultant and contractor must wear a valid, designated ID card at all times while on Company premises. Visitors must wear a valid, designated visitor’s card while on Company premises and employees should challenge anyone on Company premises not wearing one.

Please refer to the following web sites for more information:
http://security.intranet.bell.ca/infosec/polframe/policies/policy-7.1.html.en

http://security.intranet.bell.ca/GenPol/ GCs/104.1e/104_1F.htm

H. A WORK ENVIRONMENT BASED ON TRUST AND RESPECT

Nothing is more basic to ethical behaviour than trust and respect. A work environment that encourages and values trust and respect also makes good business sense: it enables us to build and cultivate more meaningful, richer relationships with fellow employees, business partners and shareholders.

The Company is committed to fostering such a workplace, one which:

recognizes the intrinsic dignity and worth of all employees

values, encourages and leverages the diversity of all employees, business partners and shareholders enables all employees to work without fear of intimidation, discrimination, harassment or violence encourages open and honest communication

makes reasonable effort to accommodate the particular needs of all employees enables all employees to work safely.

Diversity in the Workplace

Diversity is defined as an unwavering respect for each other’s uniqueness. Culture, ethnicity, gender, age, religion, disability, sexual orientation, education and experiences are just some of the facets of diversity. By valuing our differences, we can create an inclusive work environment based on merit and fairness where all employees can contribute to their fullest potential. We will also more closely mirror the communities and business partners we serve.

In the IP world, the business case for employment equity and diversity is stronger than ever. A diverse workforce brings Bell closer to its customers. In the world ahead, customers will be in the driver’s seat, with the power to pick and choose among many competing suppliers. The winner will be the company best able to satisfy their needs. By becoming the supplier of choice to a diverse customer base and the employer of choice to our current and future employees, we further improve Bell’s chances of success.

Employment Equity

Employment Equity is an important aspect of our diversity strategy. While diversity encompasses many different factors that make each of us unique, legislated employment equity programs focus on four designated groups: women, visible minorities, Aboriginal Peoples and persons with disabilities. The Company complies with employment equity requirements aimed at removing barriers to recruiting, retaining and

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promoting members of these designated groups. Employment Equity is not about hiring unqualified individuals but rather to ensure that the qualified members of the designated groups are given equal employment opportunities.

Discrimination and Harassment

We prohibit all types of unlawful discrimination, including harassment, whether directed against an individual or group, including employees, business partners and shareholders. This specifically includes discrimination based on race, national or ethnic origin, color, religion, age, sex (including pregnancy or childbirth), sexual orientation, marital status, family status, physical or mental disability, conviction for which a pardon has been granted. Though the spirit of the law is the same, some of the grounds for discrimination may slightly differ for companies in the group that are provincially legislated.

Harassment is defined as any behaviour, often repetitive in nature, which denies individuals the dignity and respect to which they are entitled because the behaviour is offensive, embarrassing and humiliating. It may take different forms, such as:

•	threats, intimidation or verbal abuse

•	unwelcome remarks or jokes about subjects like your race, religion, disability, gender, sexual orientation or age

•	unnecessary physical contact, such as touching, patting, pinching or punching

•	displaying sexist, racist or other offensive pictures, posters, e-mails or screen displays

•	any other action that may reasonably be perceived as offensive or degrading.

Sexual harassment includes offensive or humiliating behaviour that is related to a person’s sex, as well as behaviour of a sexual nature that creates an intimidating, unwelcome, hostile or offensive work environment, or that could reasonably be thought to put sexual conditions on a person’s job or employment opportunities.

A few examples are:

•	questions and discussions about a person's sexual life

•	commenting on someone's sexual attractiveness or unattractiveness

•	displaying posters, calendars and/or screen displays of a sexual nature

•	writing notes, letters or e-mails of a sexually suggestive nature.

An employee being harassed or discriminated against, should immediately contact his or her manager, someone higher in that organization or the union representative (for unionized employees); his/her leader or the Human Resources Consultant (for management employees).

For an overview of our policies related to Human Rights and Diversity please consult the Human Resources intranet web site, Diversity in the workplace: We all make a difference, at address: http://rhbellcanadahr.int.bell.ca and choose Your Workplace

In addition "Respect in the Workplace" training is available through Warren Sheppel (http://rhbellcanadahr.int.bell.ca (choose "Your Workplace"; "Diversity in the Workplace"; "Diversity and Human Rights Training")

Reasonable Accommodation

Accommodation is a part of a broader principle, namely, that our society should be structured and designed for inclusiveness. An accommodation is considered reasonable if it does not entail undue hardship, such as: significant impact on business operations, or risk to the health and safety of the employee concerned or other employees.

Some examples of accommodation are:

•	physical or technical alterations can be made to an employee’s workspace. For example, work station height, non-standard computer monitor, telephone with amplifier or headset, etc.

•
modification of work duties or conditions. For example, modification of standard working hours or position duties, to accommodate medical conditions or religious obligations of those employees who have made a declaration of their needs

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•	providing documentation in alternate formats. For example: Braille or other accessible media.

For a complete overview of Diversity, Human Rights, Employment Equity and Accommodation as it relates to policies, legal context and rights and responsibilities please consult the Human Resources intranet web site, Diversity in the workplace: We all make a difference, at address: http://rhbellcanadahr.int.bell.ca and choose Your Workplace.

Occupational Health and Safety

We are committed to maintaining a healthy and safe work environment to reduce the risk of illness or injury. This holds true whether employees are working on the Company premises or at a customer’s residence or place of business.

To this end, we must:

•	follow all proper Company procedures when carrying out our jobs

•	comply with all Company policies regarding health and safety issues including policies on the use of vehicles on company business

•	comply with all relevant laws and regulations governing workplace health and safety

•	wear prescribed safety equipment.

•	hold a valid driver's license and company driving permit (BC922) when driving any vehicle on company business

We regard Health and Safety as a corporate priority. We will ensure that effective policies and practices are in place to protect the health, safety and well-being of employees, business partners and the public.

Where employees are concerned, the Company expects each person to take personal responsibility for their health and safety, while working safely at all times. The Company will:

•	provide a healthy and safe work environment to reduce the risk of illness or injury

•	meet or exceed all health and safety legal requirements

•	provide proper supervision, training and equipment in this area, and

•	work with the joint union/management Health and Safety Committees to resolve issues at that level wherever possible.

Mindful of the safety of its business partners and the public, the Company will also:

•	ensure business decisions made at all levels of the organization take into account the Company’s health and safety commitments

•	cooperate with various government and other organizations on health and safety matters, and

•	ensure contractors follow all legal and contractual guidelines as outlined in their contracts with the Company.

For detailed information on Occupational Health and Safety Policy, programs, processes, procedures, the Canada Labour Code Part II and the Health and Safety regulations consult the Human Resources Web site at web address http://rhbellcanadahr.int.bell.ca and choose Your Workplace

Corporate Security – Emergency Management

In today’s business world, employees could encounter various emergency situations that may impact themselves, and/or the Company.

To this end, the Company is committed to the type of planning that is designed to “protect life and property” through the development and implementation of Corporate Security – Emergency Management (CS-EM) policies and procedures.

Similarly, employees should be familiar with and act in accordance with CS-EM policies and procedures both in the conduct of business and during an emergency.

Employees should be aware that an Interactive Emergency Response telephone number (1-866-714-0911) is available to assist them in the event of non life-threatening emergencies.

For further information on CS-EM policies and procedures, refer to Corporate EM Policy 106.1 "Organization and Responsibilities"

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(available on the Emergency Management link on the Corporate Security web site: http://security.intranet.bell.ca)

Alcohol, Drugs and Other Substances

The Company is committed to the health, safety and well-being of its employees, its business partners and the public. As part of this commitment, the Company makes every reasonable effort to minimize risks associated with its operations and to ensure a safe, healthy and productive workplace. These principles apply to all of us, to all locations where the Company business is being conducted, to all activities on all Company work premises or other work locations during working hours. We are expected to act responsibly during Company-related business, social, and recreational events.

We are required to be fit at all times to perform all assigned duties. While at work, we must not be impaired by the use of alcohol, medication, or illicit drugs.

The use, sale, unlawful possession, manufacture or distribution of alcohol and illicit drugs or non-prescribed medications for which a prescription is legally required, whether on Company work premises or other work locations, is strictly prohibited.

We have the responsibility to determine any potential adverse effects when using prescribed or over-the-counter medications with the assistance of their doctor or pharmacist. Intentional misuse of prescribed or over-the-counter medications is strictly prohibited.

For further information consult the Alcohol and Drug Policy on the Human Resources Web site at web address http://rhbellcanadahr.int.bell.ca and choose — Your Workplace.

Involvement in a Legal Matter

If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently.

Employee Privacy

The Company protects personal information of its employees and collects personal information about them only for purposes relevant to the Company’s business.

Personal information means information about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the personnel file and other documents collected and used to provide services or support like pay or benefits information. Personal health information is kept separately in the disability management group.

All personal and personal health information shall be protected by security safeguards appropriate to the sensitivity of the information and may only be used for the identified purposes. All employees–both managers and non managers–holding personal employee information should handle it in respect of the privacy principles. Aside from applying normal safeguards (i.e.: locked drawers and desks), employees should beware of public spaces when discussing personal employee information.

Additional information on employee privacy can be found on the Human resources web site at: http://rhbellcanadahr.int.bell.ca/ and choose Your Workplace; Privacy in the workplace. It provides, amongst other things, information related to the process to use for questions or concerns related to employee privacy

Additional information respecting business partner privacy is available through the Regulatory Affairs intranet site at http://e-znet.intranet.bell.ca/Bell/Regulatory

Notwithstanding the notion of employee personal information, there shall be no expectation of privacy for communications made through the use of Company equipment (for example, e-mail, internet/intranet activities, voice mail, computer files and diskettes), as well as workspaces (for example, desks, lockers, and vehicles).

The Company reserves the right to monitor or search any and all Company property at any

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time, where it determines on reasonable grounds that this is required; for example:

•	to evaluate and measure service quality

•	in the interests of the safety and protection of employees or the Company

•	in the event the Company suspects an employee of fraud, theft, undeclared conflict of interest or other situation which may cause prejudice to an employee or the Company or its reputation.

Workplace Violence

We all have a right to work in an environment free from violence and threats. The Company prohibits all acts of physical, verbal or written aggression or violence committed by one employee against another or against anyone else an employee could come in contact with when carrying out his or her responsibilities.

It’s up to each employee to report any act, or threatened act, of violence to a manager or to Corporate Security.

One of my employees told me that another employee in our department has threatened to harm him. How should I handle this?

If the threat seems to be immediate – that is, if your employee seems to be in imminent danger – call the police and Corporate Security. If the danger seems less imminent, take note of the facts: who was involved, where and when did the incident take place, were there any witnesses. Then report the incident to Corporate Security. Corrective action will ensue as required.

I. PROTECTING THE ENVIRONMENT

Environmental policy

We believe that environmental protection is an integral part of doing business and is committed to minimizing, through a continuous improvement process, the impact that some of its activities, products or services have on the environment.

In support of its commitment, the Company will:

•	exercise due diligence in its approach to meet or exceed the requirements of all applicable legislation

•	prevent, control and reduce releases into the environment

•	correct in a timely manner, problem situations which could not be prevented

•	promote and support cost-effective resource and waste minimization initiatives

•	deal with business partners who seek to minimize their environmental impacts

•	develop and market telecommunications services aimed at providing people and organizations with innovative solutions to their environmental challenges

•	participate with governments, businesses, the public and relevant interest groups to advance environmental protection

•	communicate its environmental initiatives and performance to stakeholders on a regular basis

•	ensure that its employees adhere to this policy and understand their responsibilities in putting it into practice.

Compliance with this policy is every employee’s responsibility. Non-compliance with this policy will lead to disciplinary action up to and including dismissal.

Reporting environmental incidents

An environmental incident is an unforeseen situation that can have a negative impact on the environment and may need to be reported to the government authorities.

Whether it is a small spill or leak, a fire in a hazardous material recovery warehouse or a customer complaint, employees must report all environmental incidents no matter what type, cause or seriousness.

Environmental Services must be immediately notified of all environmental incidents involving the company, whether or not they are an emergency and regardless of where they occur.

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Environmental Services will provide employees with the necessary directives and will report to the government authorities as required. An on-duty manager can be reached 24 hrs per day through the Enviro-line at 1-877-235-5368

Disposal of Residual Materials

Hazardous materials should not be disposed of in public landfill sites or incinerators. For example:

–	Aerosols and other containers
–	Contaminated rags and other absorbent products
–	Alkaline batteries
–	Rechargeable batteries
–	Oil containers
–	Solvents
–	Florescent tubes

These products include certain substances which, even in very small quantities, can be harmful to the environment and our health.

To comply with applicable laws and regulations, it is important that you dispose of hazardous residual materials in the appropriate containers provided by Bell at the various sites.

In line with Bell’s environmental policy, each employee must dispose of other non-hazardous residual materials such as paper, cardboard, bottles and cans in the appropriate containers, as per the established process at each site.

Additional information about environmental programs and most recent procedures is available at the Environmental Services intranet web site at http://enviro.int.bell.ca

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Annual Review

We are all expected to review the Code once a year and certify that we have done so by signing form BC3684, “Code of Business Conduct/Annual Record of Review” (a copy of which is attached to this Code). This form is kept in every employee’s personnel file.

If there is an actual or potential conflict of interest, we must also complete form BC3684(A), “Disclosure of a Conflict of Interest or Potential Conflict of Interest,” and forward it to Ethical Business Practices.

Form BC3684(A) is available on the Bell Canada intranet web site Your Workplace; Your Workplace Values at address: http://rhbellcanadahr.int.bell.ca

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Employee annual record of review

Employee

Family name	Given names	Employee number

Policy on conflict of interest

Employees owe their first business allegiance to the Company, and therefore they must remain free of interests or relationships which are harmful or detrimental to the Company’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or the Company’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential conflict, it is important to inform your manager and avoid actions or decisions that would conflict with the Company’s interests.

Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution. If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of the Company with respect to the matter.

Annual certification

I have reviewed and fully understand Bell Canada Enterprises Code of Business Conduct including the section on Conflict of Interest. I have reported to my manager any relationship or other circumstances that do or could place me in conflict with the interests of the Company. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except as disclosed to the Company.

Employee Signature	Date

Immediate Manager Name	Signature

Note to immediate Manager: This form is to be completed and signed each year and retained in employee’s personnel file. For assistance please contact the support line at [INFORMATION INTENTIONALLY OMMITTED].

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Resources

If you have any questions regarding the issues raised in this document or to report unethical or illegal behavior such as corporate fraud, or to raise concerns regarding the Company’s accounting, internal accounting controls or auditing matters, speak to your manager or call the Business Conduct Help Line at [INFORMATION INTENTIONALLY OMMITTED], or send an email to ethics@bell.ca.

You may also contact the following resources:

•	The Code of Conduct (document, forms, training)

http://rhbellcanadahr.int.bell.ca - Your Workplace Values

•	Human Resources Consultants

http://rhbellcanadahr.int.bell.ca

•	Corporate Security (suspected fraud or other criminal activities)

	Ontario:	Toronto: (416)701-2071 or 1-800-267-0627

Ottawa: (613) 244-6100 or 1-800-267-0426

	Québec:	Montréal: (514) 870-7873 or 1-800-667-8738

Intranet: http://security.intranet.bell.ca

•	Emergency Response (non life-threatening emergencies)

1-866-714-0911

Intranet: http://eop.qc.bell.ca

•	Enviro-Line Bell (environmental issues)

1-877-235-5368

Intranet: http://enviro.int.bell.ca

•	Branding and Identity Line

(514) 870-2347

Email : info.branding@bell.ca

•	Occupational Health and Safety

(514) 870-5848

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•	Privacy in the workplace (for privacy issues related to employees)

In Ontario, Email : privacy.coordinator@bell.ca

In Québec, Email: coord.rens.pers@bell.ca

•	Social Responsibility

http://www.bell.ca, About Bell - Bell in the Community.

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Reference Documents
•	General Circulars (GC)

(General Circulars provide detail for adherence to BCE/Bell Canada Policies, standards and procedures. They can be ordered through Xerox by faxing your request to 1-418-692-0011)

•	It’s the law. The Canadian Competition Law Compliance Handbook

(Published by the Bell Canada Law Department; available on intranet site ‘Your Workplace Values’ at address http://rhbellcanadahr.int.bell.ca)

•	Privacy and Your Telephone Service

(Available from local Bell Canada customer service centres.)

•	White Pages telephone directory

(For information on privacy issues, Terms of Service governing Bell Canada.)

•	Security is Everyone's Business

(http://security.intranet.bell.ca)

•	Privacy in the Workplace

(Available on intranet site ‘Your Workplace’ at address http://rhbellcanadahr.int.bell.ca)

•	Complaint Procedures for Accounting and Auditing Matters

(Available on intranet site ‘Your Workplace Values’ at address http://rhbellcanadahr.int.bell.ca)

•	BCE Inc. and Bell Canada Disclosure Policy

(Available on intranet site "Policies" at address http://connexions.bell.ca/cx/pub/strategicinfo/policies/1806_disclosure_e.pdf)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: August 11, 2005